Exhibit (d)(7)

March 17, 2005

STRICTLY CONFIDENTIAL

Mr. Daniel W. Dienst

Chairman of the Board

Metals USA, Inc.

One Riverway, Ste. 1100

Houston, TX 77056

Dear Daniel:

This letter confirms our strong interest in continuing our discussions with respect to a potential acquisition of Metals USA, Inc. (the “Company” or “you”) along the lines we have set forth in our letter dated March 14, 2005 (the “Proposal Letter”). As we have discussed, we are prepared to move quickly and devote substantial resources to complete a transaction.

In consideration of the significant time and expense that we are prepared to incur, you agree that, subject to the terms of this letter, through 11:59 pm (ET) on April 29, 2005, none of the Company, its subsidiaries or affiliates nor any of their respective officers, directors, agents, representatives, affiliates, or advisors will solicit, negotiate, encourage or otherwise discuss or agree with any person or entity (and will cease any such ongoing activity), or enter into any agreement or understanding with respect to, or approve or recommend, any sale of any equity interest in the Company or any of its affiliates or any extraordinary corporate transaction involving the Company or any of its affiliates, including, without limitation, any merger, combination, reorganization, sale of any significant assets or significant amount of assets or similar transaction, or furnish any information to any person or entity in furtherance of any such transaction. Nothing in this letter shall prevent the Company from making any required disclosure, including its recommendation, with respect to an unsolicited tender or exchange offer from a third party as required by Schedule 14d-9 under the Securities Exchange Act of 1934, as amended, and related rules.

In the event that, on or after April 18, 2005, the Company’s Board of Directors determines, in good faith, that (1) we are not working in good faith with the Company to pursue a transaction as outlined in our Proposal Letter, or (2) we have not made sufficient progress on other aspects of the transaction (other than due to matters within the Company’s control) such that it is unlikely we will be able to complete negotiations on all aspects of the transaction by April 29, 2005, then the Company may terminate this agreement by written notice to us. We further agree that until such time as we are authorized by the Company’s board of directors, we will not conduct any discussions or negotiations with management concerning the Management Arrangements referenced in the Proposal Letter.

This letter, its terms and the terms of our proposals, as well as the contents of the discussions between the Company and us are confidential, and, except as required by applicable law, regulation or the rules of Nasdaq (but subject, where possible, to the disclosure procedures set forth in the confidentiality agreement already entered into between us), cannot be disclosed by you to anyone other than the members of your Board of Directors, your management team and your respective legal or financial advisors, on a strictly confidential basis.

Other than as expressly set forth herein, we and you each agree that with respect to any potential transaction we and you each will be bound only in accordance with terms and conditions to be negotiated and contained in mutually executed definitive documentation.

This letter shall be governed by the laws of the State of New York, without regard for conflicts of law principles.

We look forward to continuing our discussions and continuing the process of negotiating and completing a transaction.

Very truly yours,

APOLLO MANAGEMENT V, L.P.

By:	/s/ Eric L. Press
Eric L. Press
Vice President

Acknowledged and Agreed:
METALS USA, INC.

By:	/s/ Daniel W. Dienst
Daniel W. Dienst
Chairman of the Board